[redacted]

SEC MAIL PROCESSING
RECEIVED
NOV 25 2011
WASH. D.C.
189
SECTION

SECI 11023528 SSION

OMB APPROVAL	
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SEC FILE NUMBER
8-25898

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Circle Financial

OFFICIAL USE ONLY
8658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Sierra Rose Drive
(No. and Street)

Reno (City) NV (State) 89511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Pancake 775-852-5350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel L. Pancake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Circle Financial, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN MARIE LE GOY
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 07-3246-2 - Expires May 18, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Great Circle Financial

Financial Statements

and

Supplemental Information

Years ended September 30, 2011 and 2010

with

Reports of the Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

Board of Directors
Great Circle Financial

We have audited the accompanying statement of financial condition of Great Circle Financial as of September 30, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Circle Financial as of September 30, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

We conducted our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Great Circle Financial presents the accompanying supplemental information for additional analysis and it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Great Circle Financial fairly stated the supplemental information in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty + Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2011

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Great Circle Financial
Statement of Financial Condition
September 30, 2011 and 2010

	2011	2010
Current assets		
Cash	$ 27,858	$ 26,161
Commissions receivable from clearing broker	43,138	40,051
Total current assets	70,996	66,212
Property and equipment, at cost, net of accumulated depreciation of $49,905 (2009 - $48,979)	780	1,706
Deposits and other assets	2,000	1,425
Total assets	$ 73,776	$ 69,343
Current liabilities		
Accounts payable	$ 12,168	$ 39,796
Accrued employee expenses	43,934	21,148
Total current liabilities	56,102	60,944
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	352,144	352,144
Retained earnings (accumulated deficit)	(334,470)	(343,745)
Total stockholder's equity	17,674	8,399
Total liabilities and stockholder's equity	$ 73,776	$ 69,343

See accompanying notes.

Great Circle Financial
Statement of Operations
Years ended September 30, 2011 and 2010

	2011	2010
Revenue		
Commissions	$ 913,206	$ 592,487
Miscellaneous	3,376	4,366
Interest	-	-
Total revenue	916,582	596,853
Expenses		
Commissions and salaries	583,684	365,331
Payroll taxes	-	816
Transaction clearing and quotation charges	169,060	112,296
Accounting and audit	3,553	400
Dues and subscriptions	1,971	71
Insurance	4,291	2,839
Meals, travel and entertainment	11,475	13,690
Other outside services	54,762	38,870
Other taxes and fees	-	-
Regulatory fees and assessments	27,396	21,254
Rent	20,245	16,624
Supplies	9,405	4,456
Telephone	14,323	14,129
Contributions	134	1,025
Depreciation	926	926
Miscellaneous	3,621	6,672
Total expenses	904,846	599,399
Income (loss) before income taxes	11,736	(2,546)
Income taxes	2,461	-
Net income (loss)	$ 9,275	$ (2,546)

See accompanying notes.

Great Circle Financial
Statement of Changes in Stockholder's Equity
Years ended September 30, 2011 and 2010

	Common stock Shares	Common stock Amount	Accumulated deficit	Total stock-holder's equity
Balances, September 30, 2009	1,000	$352,144	$ (341,199)	$ 10,945
Net loss	-	-	(2,546)	(2,546)
Balances, September 30, 2010	1,000	352,144	(343,745)	8,399
Net income	-	-	9,275	9,275
Balances, September 30, 2011	1,000	$352,144	$ (334,470)	$ 17,674

See accompanying notes.

Great Circle Financial
Statement of Cash Flows
Years ended September 30, 2011 and 2010

	2011	2010
Cash flows from (to) operating activities		
Net income (loss)	$ 9,275	$ (2,546)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation	926	926
Changes in current assets and liabilities		
Commissions receivable	(3,087)	(21,287)
Accounts payable	(27,628)	27,193
Accrued employee expenses	22,786	(1,527)
Cash provided by operating activities	2,272	2,759
Cash flows to investing activities		
Deposits	(575)	-
Cash used in investing activities	(575)	-
Net increase in cash	1,697	2,759
Cash, beginning of year	26,161	23,402
Cash, end of year	$ 27,858	$ 26,161
Supplemental disclosure		
Cash paid for income taxes	$ 2,461	$ -
Cash paid for interest and finance charges	$ -	$ -

See accompanying notes.

Great Circle Financial
Notes to Financial Statements
September 30, 2011

Note 1 – Summary of significant accounting policies

Basis of presentation
Great Circle Financial (Company) incorporated in California and located in Reno, NV since April 15, 2006, is registered with the National Association of Securities Dealers (NASD) as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. A single securities clearing broker clears virtually all transactions executed on behalf of customers of the Company.

Cash
For purposes of the accompanying statement of cash flows, cash consists of cash on deposit with a commercial bank and with the securities clearing broker.

Property and equipment
The Company capitalizes the cost of property and equipment, consisting of office and computer equipment, furniture and leasehold improvements, exceeding $2,000. The Company computes depreciation using the straight-line method based on the useful lives of office and computer equipment and furniture of five years and of leasehold improvements the shorter of the useful lives or the remaining terms of the related leases. Differences between financial statement and income tax depreciation are not material.

Security transactions and commissions
The Company records revenues and expenses related to security transactions based on the accounting method used by its securities clearing broker, which is on a settlement-date basis. Net commission revenue on unsettled transactions as of September 30, 2011 and 2010 is not material.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in these financial statements, notes and supplemental information. Actual results could differ from those estimated.

Note 1 – Summary of significant accounting policies (continued)

Fair value

On October 1, 2009, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements* (SFAS 157) -- an interpretation of (FASB) Accounting Standards Codification (ASC) 820", which defines fair value, establishes a framework for measuring fair value to measure assets and liabilities, and expands disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liabilities in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in the net income or loss when they occur. ASC 820 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The adoption of ASC 820 for financial assets and liabilities and non-financial assets did not have an impact of the Company's financial statements.

On October 1, 2009, the Company also adopted SFAS No. 159, "*The Fair Value Option* for *Financial Assets and Financial Liabilities* (SFAS 159) – an interpretation of ASC 825", which provided an irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. The Company has not elected fair value as an irrevocable option for any of its financial assets or liabilities.

Fair value of financial instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates or are stated at their fair value.

Income taxes

Effective October 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of ASC 740." Those provisions require management of the Company to consider certain tax positions taken by the Company.

Note 1 – Summary of significant accounting policies (continued)

Income taxes (continued)
A tax position is a position taken in a previously filed tax return or a position management of the Company expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected realizability of deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file a tax return.
2. An allocation or a shift of income between jurisdictions.
3. The characterization of income or a decision to exclude reporting taxable income in a return.
4. A decision to classify a transaction, entity or other position in a tax return as tax exempt.
5. The status of an entity, including its status as a pass-through or tax-exempt entity.

Evaluating a tax position requires management of the Company to determine, for each tax position, whether it is more likely than not that, upon examination by taxing authorities, such authorities will uphold the tax position and, for each more-likely-than-not tax position, determine the highest benefit with a more than 50% likelihood of realization upon ultimate settlement. Accordingly, it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

The Company files tax returns in the states of California and Nevada. The Company recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense, respectively. As of and for the year ended September 30, 2011, interest and penalties related to income taxes and tax positions were not material. As of September 30, 2011, management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending September 30, 2012. As of September 30, 2011, open tax periods subject to future examination by taxing authorities cover periods from October 1, 2007 through September 30, 2011.

Great Circle Financial
Notes to Financial Statements
September 30, 2011

Note 1 – Summary of significant accounting policies (continued)

Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165, "*Subsequent Events* (SFAS 165) – an interpretation of ASC 855." ASC 855 establishes general standards of accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. ASC 855 was effective for fiscal periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles.*" SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The Codification is not intended to change GAAP and did not have an impact on the Company's financial statements.

Note 2 – Commissions receivable

As of September 30, 2011 , the Company had a commission receivable from its securities clearing broker for net commissions due the Company and earned during the month of September 2011 that totaled $43,138 (2009 - $40,051). The Company received such net commissions during October 2011 and included the amount as an allowable asset in its net capital computation.

Note 3 – Taxes on income

Current income tax expense during the years ended September 30, 2011 and 2010 reconciles as follows:

Note 3 – Taxes on income (continued)

	2010	2010
Federal	$ -	$ -
State	2,461	-
Total current income tax expense	$ 2,461	$ -

During the years ended September 30, 2011 and 2010, statutory income tax rates did not match financial statement rates due to loss carry forwards, carry backs and minimum franchise taxes.

The Company incurred income tax losses in previous years and, after prior carry backs, has approximately $347,478 to carry forward to future years for federal purposes ($322,159 for purposes of California taxes on income). The loss carry forwards expire during the tax years ending September 30, 2021 through 2026 (September 30, 2011 through 2020 for California). The Company has recorded a 100% valuation allowance against the deferred tax asset resulting from the loss carry forward.

Other deferred income tax assets and liabilities arising from timing difference between financial statement and income tax asset, liability, income and expense recognition are not material to the financial condition of the Company.

Note 4 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of total aggregate indebtedness times 6⅔% and $5,000. As of September 30, 2010, the net capital of the Company exceeded the minimum net capital requirement by $9,924.

In the opinion of management, the Company maintained the required minimum net capital during the years ended September 30, 2011 and 2010.

Great Circle Financial
Notes to Financial Statements
September 30, 2011

Note 5 – Commitments

The Company rents its office space through two non-cancellable leases which expire on April 30, 2012 and May 31, 2012. Future rents due on these leases for the year ended September 30, 2011 totaled $13,905.

NOTE 6 – Subsequent events

In accordance with ASC 855, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through November 17, 2011, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since November 17, 2011 that required recognition or disclosure in the financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Supplemental Information

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial for the years ended September 30, 2011 and 2010, and have issued our report thereon dated November 17, 2011. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2011

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Great Circle Financial

Statement of Changes in Liabilities Subordinated to Claims of the General Creditors

Year ended September 30, 2011

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Great Circle Financial
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2011

Net Capital

Total stockholder's equity	$17,704
Adjustments for non-allowable assets	
Deposits	2,000
Property and equipment, net	780
Total adjustments	2,780
Net capital	$14,924

Total Aggregate Indebtedness

Total liabilities	$56,072
Total aggregate indebtedness	$56,072

Computation of Basic Net Capital Requirement

Total aggregate indebtedness times 6⅔%	$3,738
Minimum net capital requirement for reporting broker	$5,000
Basic net capital requirement (greater of $4,063 and $5,000)	$5,000
Excess net capital	$9,924
Excess net capital at 1,000% Net capital less 10% of total aggregate indebtedness	$9,317
Ratio of total aggregate indebtedness to net capital	3.76

Great Circle Financial
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934
September 30, 2011

Reconciliation with the Computation of the Company included in Part IIA of Form X-17A-5 as of September 30, 2011

Net capital reported in the unaudited Part IIA FOCUS report of the Company	$12,475
Net audit adjustments	2,449
Net capital, as reported herein	$14,924
Total aggregate indebtedness reported in the unaudited Part IIA FOCUS report of the Company	$58,521
Net audit adjustments	(2,449)
Total aggregate indebtedness, as reported herein	$56,072

Great Circle Financial
Computation for the Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Great Circle Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2011

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

Board of Directors
Great Circle Financial

We have audited the financial statements of Great Circle Financial (the Company) for the years ended September 30, 2011 and 2010, and have issued our report thereon dated November 17, 2011. As part of our audits, we made a study and evaluation of the system of internal accounting control of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of net capital and total aggregate indebtedness under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Commission. The objectives of a system and the practices and procedures are to provide

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Great Circle Financial, taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of September 30, 2011 and 2010, to meet the objectives of the Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2011

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Applying Agreed-Upon Procedures Related to the Securities Investor Protection Corporation Assessment Reconciliation

Board of Directors
Great Circle Financial

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7, "General Assessment Reconciliation" to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Great Circle Financial (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating the compliance by the Company with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the compliance by the Company with those requirements. We conducted this agreed-upon procedures engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the parties specified in this report requested this report or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on Form SIPC-7 with the respective cash disbursement record from the "Bank Check Register" of the Company, noting no differences;
2. Compared the amounts reported on SEC Form X-17A-5 Part II for the year ended September 30, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended September 30, 2011, noting no differences; and
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, including SEC Form X-17A-5 Part II, the "General Ledger Report," "Bank Check Register" and "A/R Cash Receipts Journal" of LLC and the monthly "Summary of Correspondent Settlement and TD EOM Production Statistics" of the clearing broker-dealer for the Company, noting only immaterial differences;Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers described above, noting no differences.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The Company did not engage us to, and we did not conduct, an examination, the objective of which would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that we would have reported to you.

We intend this report solely for the information and use of the parties listed above. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 17, 2011

SIPC-7

(33-REV 7/10)

SECURIT( ) INVESTOR PROTECTION CORF RATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended MARCH, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025898 FINRA SEP
GREAT CIRCLE FINANCIAL
675 SIERRA ROSE DR STE 105
RENO NV 89511-2070

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DANIEL L. PANCAKE (775) 852-5350

2. A. General Assessment (item 2e from page 2) $ 579
   B. Less payment made with SIPC-6 filed (exclude interest) (351)
      ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 228.00
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $______
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREAT CIRCLE FINANCIAL
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 5th day of October, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April, 2010
and ending MARCH, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 702,016
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	94,722
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	435649
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 231645
2e. General Assessment @ .0025	$ 579
	(to page 1, line 2.A.)